ITEM 77D: Policies with respect to Security Investments

Effective January 19, 2007, RS Money Market Fund may invest up to
10% of its assets in the securities of any single issuer for a period of up to three business days as permitted by applicable law.

Effective May 1, 2007, RS Select Growth Fund will likely hold a limited number of securities (although it is a diversified mutual fund). RS Investments currently expects that the Fund will normally hold between 40 and 60 securities positions.